Report to Shareholders

This is a very important time for Zi Corporation. Our entire management and sales and marketing team is focused on increasing revenues and profitability and keeping pace with the changing global mobile phone market. Our newly assembled sales and marketing team is creating and marketing bundled suites of our new, innovative and multimodal products to our customers and prospects and is committed to expanding the use of Zi products and technologies worldwide. To that end, we are pleased to report that the first handset bundled with two Zi products is expected to be launched into the global marketplace during the first half of 2006. And, even though we did not receive the full benefit of many of our new sales and marketing initiatives during the third quarter, it is important to note that Zi's sales pipeline has never been better.

Another significant opportunity that bodes well for our future arrived just recently, the announcement in October that we had secured a relationship with Nintendo, the leading provider of handheld video game systems in the world. We signed a licensing agreement with Nintendo that allows developers of games for the Nintendo DS handheld video game to employ our Decuma® handwriting recognition technology. This will mean that Nintendo DS users can use their own natural handwriting to interact with the device, a capability that was previously offered only to users of such handheld devices as PDAs and smartphones. For Zi, this relationship means we are taking an important step into the booming video game marketplace, a market that literally spans the globe, and we are allied with the world leader.

Other recent and noteworthy highlights include:

>   The acceleration of our go-to-market strategy for Qix™, our uniquely powerful and easy to use application interface, which has been receiving rave reviews from the technical press and users alike. The promotion of our manufacturer version of Qix to a number of OEM customers has been well received. We now have a major OEM that has specified Qix on a handset and a second large European carrier is in active discussions with us for its use.

>    The first major launch of our Decuma handwriting recognition technology on Motorola smart phones with distribution by NTT DoCoMo in Japan. The Decuma software is now available in Japanese, Chinese and 15 Western languages, with more to come. With this breakthrough technology now available on a Motorola smart phone, we believe others will follow.

>   Increasing the acceptance of eZiText® and eZiTap™, our proprietary predictive text technologies. During the quarter, our sales pipeline of future business grew and 30 new handset models embedded with eZiText were released into the market, bringing the total as of Sept. 30, 2005 to 960 compared to 677 at the same time last year.

>   The revamping of our worldwide sales and marketing organization has created renewed momentum in the field, which we believe will pay real dividends in the form of new customers and future increases in revenue and profitability. This organization is aggressively pursuing our goals of making our coverage more effective and addressing the changes in the market.

>   Increasing the availability of our technologies to individual users of Series 60 phones by offering more downloadable products through such industry leading outlets as Handango.

>   Significant progress on our initiative to become a multi-modal product company. As noted earlier, we expect to see the first phone bundled with Zi products early next year.

>   The continued expansion of our global reach. Zi technologies can be found in the handsets of manufacturers around the world, and our product portfolio now includes 48 different language databases, 70 additional language interfaces and the ability to meet user needs in more than 130 countries.

While the future is bright, obviously there are challenges in adjusting to the new global marketplace. There is no question that our disappointing third quarter results were a reflection of timing and issues that arise in a shifting marketplace. As typically occurs in a maturing market, the major players are asserting their dominance while a number of the mid-tier companies are beginning to either consolidate or leave the market altogether. At the same time, many of the smaller, innovative OEMs, especially those in China, Korea and Japan, continue to grow and prosper. In the third quarter revenue from our mid-tier customers was down year-over-year, while revenue from all our other customers was up.

In total, revenue for this year's third quarter was $2.5 million with a net loss of $1.5 million, or a loss per basic and diluted share of $0.03, compared to total revenue in the 2004 third quarter of $3.7 million and net income of $0.7 million, or $0.02 per basic and diluted share. The Company's Zi Technology business unit recorded revenue for the third quarter of this year of $2.3 million compared to $3.6 million for the year earlier period. During this year's third quarter, other product revenue from e-Learning was $0.2 million compared to $0.1 million a year earlier. Gross margin as a percentage of revenue in the 2005 third quarter was 93 percent compared to 97 percent for the 2004 third quarter.

A closer look at those numbers shows how the marketplace shifts are directly affecting Zi. Historically, our customers have been predominantly the smaller, Asia-based OEMs and the majority of those accounts reported a favorable 31 percent revenue growth rate. On the other hand, three mid tier accounts and professional services revenue showed a 74 percent decline in revenue year over year.

These shifts have obviously created short-term impacts on our revenues. But we believe we have adjusted our strategies and product initiatives to adapt to the changing marketplace. In broad terms, the global phone market is still demanding the kinds of qualities that Zi is positioned to produce—richer products that are easier to use and that can provide revenue for our customers. While the market is changing, we are confident that it is still moving toward Zi and the value we provide.

We would like to thank all of our employees and shareholders for their continued support and look forward to sharing with you our results and progress in the weeks and months to come.

November 10, 2005

2	THIRD QUARTER REPORT

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three month and nine month periods ended September 30, 2005, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to Zi Corporation's (the "Company" or "Zi") unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). All financial information herein is presented in United States of America dollars ("US Dollars") except as otherwise indicated. Historically, the primary consolidated financial statements of Zi Corporation have been prepared in accordance with Canadian GAAP and Canadian Dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, for the period ending December 31, 2003, the Company initiated reporting its financial position, results of operations and cash flows under US GAAP in its consolidated financial statements. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

Other revisions to disclosures throughout the Company's consolidated financial statements and notes have been made to comply with US GAAP requirements, including comparative disclosures.

The effects on net loss arising from differences in GAAP between the US and Canada are outlined in note 12 to the consolidated financial statements.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Principally, Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Zi Corporation is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi's product innovations are available on mobile phones, PDAs, gaming devices and set-top boxes. Zi solutions are designed to dramatically improve the usability of these devices and the applications on them; including, SMS, MMS, e-mail and Internet browsing.

The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the recently announced Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio includes 48 different language databases, 70 additional language interfaces and the ability to meet user needs in more than 130 countries.

Zi's technologies can be found in the handsets of manufacturers from around the world, including Nokia, Sony, Sony Ericsson, Samsung, LG Electronics, Flextronics, HP, Sanyo, Fujitsu, Kyocera and others.

In early 2005, Zi acquired Decuma handwriting recognition and announced the Qix service discovery engine to Zi's core predictive text solutions of eZiText and eZiTap. With this expanded portfolio of products, Zi is focused on making mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device. The combination of the technologies is expected to further bolster Zi's competitive advantage and enable Zi to deliver an expanded suite of innovative products to customers.

ZI CORPORATION	3

Summary of Results of Operations
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of US$ except per share and share amounts) (unaudited)	2005	2004	2005	2004
Revenue	$2,464	$3,718	$8,478	$10,161
Gross margin	2,296	3,597	8,021	9,791
Net income (loss)	(1,496)	725	(3,191)	(477)
Total assets	$20,028	$18,387	$20,028	$18,387
Net income (loss) per share – basic and diluted	$(0.03)	$0.02	$(0.07)	$(0.01)
Outstanding shares, weighted average	46,257,683	42,584,158	46,112,319	40,496,790
Outstanding shares, end of period	46,272,568	43,805,924	46,272,568	43,805,924

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets; provisions for contingent liabilities; measurement of stock-based compensation; valuation allowance for future tax assets; and revenue from other product revenue using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Financial Accounting Standards Board Statement ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.
4	THIRD QUARTER REPORT

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin ("SAB") No. 104 of the US Securities and Exchange Commission as further described in note 2 to the Company's annual consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenue from Oztime product contracts recorded in other product revenue is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Stock-based Compensation Plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 9 to the Company's annual consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Three Months Ended September 30, 2005

Revenue

Total revenue for the three months ended September 30, 2005 was $2.5 million, a decrease of 34 percent or $1.3 million over third quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $2.3 million compared to $3.6 million for the same period a year ago. Other product revenue from e-Learning was $0.2 million for the quarter compared to $0.1 million a year earlier. In this quarter, Zi earned royalties from 51 eZiText licensees compared to 40 in the same period a year earlier.

ZI CORPORATION	5

The Company believes that significant shifts are occurring within the mobile phone market. Consolidation of OEM's and ODM's, together with certain participants abandoning the industry altogether, are resulting in the major OEM's gaining greater global market share, largely at the expense of other industry participants. Historically, Zi's customers have been predominantly smaller, Asia-based OEM's. During the past several years the Company added three larger OEM and ODM customers. And notably, Zi added one major customer at the end of last year that represents more than 30 percent global market share.

While Zi has made important progress towards increasing its penetration in the major accounts, it is still at an early stage. As a result, Zi's revenue for the 2005 third quarter reflects the majority of its accounts reporting a favorable 31 percent growth rate while three accounts and professional services revenue reflect a 74 percent decline in revenue year over year.

In the three months ended September 30, 2005, 30 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 960 compared to 677 a year earlier.

Gross margin on revenue was $2.3 million for the third quarter of 2005, a decrease of 36 percent from last year's level of $3.6 million. Gross margin this quarter decreased to 93 percent of revenue compared to 97 percent in the third quarter of the prior year.

Operating Costs and Expenses

Selling, general and administrative expense ("SG&A") in the three months ended September 30, 2005 increased by $28,000 to $2.1 million from the same period a year earlier. This increase is mainly due to costs associated with the Decuma Handwriting Recognition technology acquired in 2005 and fees associated with Sarbanes-Oxley Act ("SOX") and other compliance work.

Product research and development expense increased by $0.4 million year over year to $0.8 million. Gross expenditures on product development before capitalization increased period over period by $0.4 million from $0.8 million to $1.2 million. The Company continues to invest in new product features and enhancements to software language databases. In the three month period ended September 30, 2005, the Company capitalized $0.3 million in software development costs compared to $0.4 million for the same period in 2004. The costs capitalized during these periods were related to software development to develop dramatically new and improved language database software.

Depreciation and amortization increased by $71,000 in the third quarter of 2005 compared to the same period a year earlier. The increase in depreciation and amortization was due to higher levels of unamortized software development costs related to new software language databases. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

The net loss was $1.5 million for the three month period ended September 30, 2005 compared to net income of $0.7 million a year earlier. The increase in quarterly loss from year to year of $2.2 million was due to: lower revenue and gross margin of $1.3 million each; an increase in product research & development expense of $0.4 million (as a result of an acquired business and, more significantly, lower levels of capitalization of product development costs); an increase in legal fees of $0.3 million, much of which is related to a major shareholder's activism; a tax provision related to a Chinese subsidiary of $0.2 million; offset by an increased interest income of $0.1 million. In the third quarter of 2005, the loss by segment and principal item was: $0.4 million operating loss from the Zi Technology business segment; $0.2 million loss from the e-Learning business segment; a $0.9 million in operating loss for other corporate costs and income tax expense of $0.2 million associated with a Chinese subsidiary.

Nine Months Ended September 30, 2005

Revenue

Total revenue for the nine months ended September 30, 2005 was $8.5 million, a decrease of 17 percent or $1.7 million over the same period a year earlier. Revenue from Zi Technology and its text input applications was $7.9 million compared to $9.9 million for the same period a year ago. The decline in revenue is due principally to the decline in revenue from mid-sized accounts and non-recurring professional services revenue as discussed in the three months ended September 30, 2005 discussion above. Other product revenue from e-Learning was $0.6 million for the nine month period ended September 30, 2005 compared to $0.3 million a year ago. In the nine month period ended September 30, 2005, Zi earned royalties from 67 eZiText licensees compared to 57 in the same period a year earlier.

6	THIRD QUARTER REPORT

In the nine months ended September 30, 2005, 156 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 960 compared to 677 a year earlier. There are currently 28 Decuma Handwriting Recognition enabled devices in the market.

Gross margin on revenue was $8.0 million for the nine month period ended September 30, 2005, a decrease of 18 percent from last year's level of $9.8 million. Gross margin for the nine month period ended September 30, 2005 decreased slightly to 95 percent of revenue compared to 96 percent in the same period of the prior year.

Operating Costs and Expenses

SG&A in the nine months ended September 30, 2005 decreased $0.3 million to $7.2 million from the same period a year earlier. Selling and marketing related costs increased by $0.9 million in the first nine months of 2005 compared to the same period in the prior year principally as a result of costs to introduce Qix to the market. SG&A also included $0.3 million of cost associated with operations of the recently acquired Decuma Handwriting Recognition technology, costs associated with SOX and other compliance work and realized foreign exchange losses. In the first nine months of 2004, $1.4 million in non-cash compensation expense was recognized upon issuance of restricted stock units and non-employee stock options. There were no non-cash compensation expenses incurred in the first nine months of 2005.

Product research and development expense increased by $1.7 million to $3.1 million, year over year. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased by $1.1 million to $3.8 million. The Company has continued to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software. In the nine month period ended September 30, 2005, the Company capitalized $0.7 million of software development costs compared to $1.3 million for the same period in 2004. The costs capitalized during these periods were related to software development to develop dramatically new and improved language database software.

Depreciation and amortization increased by $0.2 million in the first nine months of 2005 compared to the same period a year earlier. The increase in depreciation and amortization was due to increased levels of unamortized software development costs. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable and repaid this note July 20, 2004. Other interest in the nine months ended September 30, 2004 is principally interest on the $1.0 million loan.

The net loss was $3.2 million for the nine month period ended September 30, 2005 compared to $0.5 million a year earlier. The increase in loss for the nine month period year to year of $2.7 million was due to: a lower revenue of $1.7 million and a lower gross margin of $1.8 million; increased product research and development expense of $1.7 million (as a result of an acquired business and, more significantly, lower levels of capitalization of product development costs); an impairment of a note receivable of $0.3 million; increased legal and litigation of $0.4 million, much of which is related to a major shareholder's activism; increased depreciation and amortization of $0.2 million; a tax provision related to a Chinese subsidiary of $0.5 million; offset by a settlement of litigation against prior counsel of $1.4 million; a decrease in SG&A of $0.3 million and an increase in interest income and other items of $0.2 million. For the nine month period ended September 30, 2005, the loss by segment and principal item was: $1.1 million operating loss from the Zi Technology business segment; $0.6 million loss from the e-Learning business segment; a $1.2 million in operating loss for other corporate costs (which included a gain of $1.4 million realized on settlement of litigation against prior legal counsel) and income tax expense of $0.5 million associated with a Chinese subsidiary.

Liquidity and Capital Resources

At September 30, 2005 Zi had cash and cash equivalents of $10.6 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, the Company's cash requirements have been met through revenues from operations, proceeds from issuance of common shares through private placements and the exercise of common share purchase warrants and options.

ZI CORPORATION	7

During the three months ended September 30, 2005, the Company had net cash outflow of $2.5 million consisting principally of an operating loss of $1.5 million less depreciation and amortization of $0.3 million, an increase in non-cash working capital of $1.2 million and increased investment in capital assets and capitalized software development of $0.5 million, offset by other activities of $0.4 million.

During the nine months ended September 30, 2005, the Company had net cash outflow of $2.3 million consisting primarily of $2.3 million in proceeds from the issuance of stock, offset by: investing activities that included an acquisition of a subsidiary for $0.5 million; product development costs of $0.7 million; purchase of capital assets for $0.2 million; operating activities use of cash of $3.0 million and other activities of $0.2 million.

Cash flow used in operations for the nine months ended September 30, 2005 was $3.0 million as compared to cash flow from operations of $1.2 million for the same period in 2004. The net decrease of $4.2 million in cash applied to operations between these periods represents, principally, decreased gross margin of $1.8 million, increased SG&A of $1.1 million (adjusted for non-cash stock compensation expense of $1.4 million expensed in the first nine months of 2004), increased product research and development expense of $1.7 million, increased legal and litigation of $0.4 million, increased depreciation and amortization of $0.2 million, increased income tax expense of $0.5 million associated with a Chinese subsidiary and offset by the gain on settlement of litigation of $1.4 million, increased interest income of $0.2 million and decreased funds applied to non-cash working capital of $0.2 million.

On January 26, 2005, the Company purchased the assets of Decuma AB, a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

The Company incorporated Archer Education Group Inc. ("Archer") in February 2005 and with initial start-up capital and through subsequent dilution, Zi holds an approximate 21 percent interest in Archer. Transactions conducted by Archer represent a yet to be completed series of transactions, wherein Zi expects to sell its e-Learning business segment to Archer in exchange for a non-controlling equity interest. The Company will equity account for Archer upon completion of the transactions. The Company has recorded costs associated with this proposed transaction in other deferred costs.

Capital requirements for the remainder of 2005 include costs to carry Oztime until its divestiture, funding of continued new product development and enhancements to existing products and funding Decuma operations.

At current revenue and expense levels and with cash on hand the Company is able to fund its continued operations and meets its current obligations.

Litigation/Indemnification

On December 4, 2003, the Company commenced a legal action against prior counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavourable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company has recorded a gain of $1,415,616 in the three month period ended June 30, 2005.

From time to time, the Company is involved in other legal claims. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgement or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be subject to allegations concerning the status or validity of our intellectual property.

8	THIRD QUARTER REPORT

Related Party Transaction

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was provided for. MLG is currently under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt, to which the Company is subordinate. Due to these factors and the directive by Zi's Board of Directors to not provide further funding to MLG, it is probable that MLG will not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

>   our history of operating losses and uncertainty of future profitability;

>   uncertainty as to the degree of and continuing market acceptance of our products and services;

>   uncertainties relating to product development;

>   risks associated with the number, amount and timing of new product introductions;

>   uncertainty regarding patents, proprietary rights and software piracy;

>   variability in customer demand;

>   our dependence on third party performance under marketing and licensing arrangements;

>   risks associated with the contingent nature of continued performance under major sales contracts;

>   rapid technological change and competition;

>   uncertainty regarding the pricing, reporting and collection of accounts;

>   uncertainties related to dependence on third-party suppliers;

>   risks associated with dependence on sales in foreign countries;

>   the potential for adverse developments in pending litigation;

>   risks related to indemnity claims from third parties;

>   risks associated with the terms of settlement agreement and permanent injunction in respect of a US patent infringement lawsuit;

>   fluctuations in foreign exchange rates;

>   uncertainties associated with changes in government policy and regulation, particularly in the People's Republic of China ("PRC" or "China");

>   adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

>   changes in our size and structure;

>   risks associated with mergers, acquisitions and dispositions;

>   risks of dilutive future financings;

>   the effectiveness of our management and our strategic relationships;

>   investment risks associated with our e-Learning investments;

>   the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;

>   other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;

>   other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.

ZI CORPORATION	9

Consolidated Balance Sheets
	September 30, 2005	December 31, 2004
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets

Cash and cash equivalents	$10,587,106	$12,889,335
Accounts receivable, net of allowance of $194,370 (2004 – $154,108)	4,417,777	5,570,869
Accounts receivable from related party, net of allowance of $44,944 (2004 – nil)	–	43,629
Prepayments and deposits	609,849	414,994
Total current assets	15,614,732	18,918,827
Capital assets – net (note 4)	1,112,851	1,087,957
Intangible assets – net (note 5)	3,219,771	1,692,087
Other deferred costs (note 3)	80,436	–
Investment in significantly influenced company (note 8)	–	–
	$20,027,790	$21,698,871

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 13)	$2,862,659	$3,081,280
Deferred revenue	1,315,534	2,704,105
Current portion of other long-term liabilities	67,190	71,969
Total current liabilities	4,245,383	5,857,354
Other long-term liabilities	46,172	92,361
	4,291,555	5,949,715

Contingent liabilities and guarantees (note 10)

Shareholders' equity
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
46,272,568 (2004 – 45,225,190) issued and outstanding	109,365,825	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(95,118,459)	(91,927,031)
Accumulated other comprehensive loss	(625,321)	(463,637)
	15,736,235	15,749,156
	$20,027,790	$21,698,871

See accompanying notes to consolidated financial statements

10	THIRD QUARTER REPORT

Consolidated Statements of Income (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
(All amounts in United States of America dollars except share amounts) (unaudited)	2005	2004	2005	2004
Revenue
License and implementation fees	$2,252,051	$3,615,625	$7,881,779	$9,897,905
Other product revenue	211,694	102,493	596,290	263,407
	2,463,745	3,718,118	8,478,069	10,161,312

Cost of sales
License and implementation fees	107,723	88,879	241,763	293,625
Other product costs	60,166	32,289	215,721	76,697
	167,889	121,168	457,484	370,322
Gross margin	2,295,856	3,596,950	8,020,585	9,790,990

Operating expenses

Selling general and administrative	(2,097,032)	(2,068,898)	(7,241,117)	(7,582,634)
Litigation and legal	(466,998)	(197,831)	(971,225)	(587,582)
Gain on settlement of litigation (note 10)	–	–	1,415,616	–
Product research and development	(849,837)	(410,568)	(3,080,378)	(1,429,291)
Depreciation and amortization	(282,664)	(211,175)	(835,120)	(672,181)
Impairment of note receivable (note 8)	–	–	(250,000)	–
Operating income (loss) before undernoted	(1,400,675)	708,478	(2,941,639)	(480,698)
Interest on capital lease obligation	–	(1,651)	(3,924)	(5,623)
Other interest expense	(1,200)	(6,120)	(1,473)	(32,887)
Interest income and other income	87,620	24,791	268,638	41,760
Equity interest in loss of significantly influenced company (note 8)	–	–	–	–
Income (loss) before income taxes	(1,314,255)	725,498	(2,678,398)	(477,448)
Income taxes	(182,221)	–	(513,030)	–
Net income (loss)	$(1,496,476)	$725,498	$(3,191,428)	$(477,448)
Basic and diluted income (loss) per share (note 13)	$(0.03)	$0.02	$(0.07)	$(0.01)
Weighted average common shares	46,257,683	42,584,158	46,112,319	40,496,790
Common shares outstanding, end of period	46,272,568	43,805,924	46,272,568	43,805,924

See accompanying notes to consolidated financial statements.

ZI CORPORATION	11

Consolidated Statements of Cash Flows
	Three Months Ended September 30,		Nine Months Ended September 30,
(All amounts in United States of America dollars) (unaudited)	2005	2004	2005	2004
Net cash flow from (used in) operating activities:
Net income (loss)	$(1,496,476)	$725,498	$(3,191,428)	$(477,448)
Items not affecting cash:
Loss on dispositions of capital assets	1,752	2,637	3,918	5,427
Depreciation and amortization	291,923	211,175	854,499	672,181
Non-cash compensation expense	–	(32,630)	–	984,821
Non-cash consultant compensation expense	–	10,626	–	458,498
Decrease (increase) in non-cash working capital (note 13)	(1,151,962)	629,052	(620,660)	(426,636)
Cash flow from (used in) operating activities	(2,354,763)	1,546,358	(2,953,671)	1,216,843

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	97,203	8,275,618	2,342,055	8,477,665
Settlement of note payable	–	(1,000,000)	–	(1,000,000)
Payment of capital lease obligations	(2,552)	(6,076)	(12,609)	4,639
Cash flow from financing activities	94,651	7,269,542	2,329,446	7,482,304

Cash flow from (used in) investing activities:
Purchase of capital assets	(126,435)	(74,358)	(245,706)	(87,254)
Software development costs	(335,787)	(417,521)	(693,353)	(1,287,705)
Capital leases and other deferred costs	(13,061)	–	(118,795)	–
Acquisition of subsidiary	–	–	(458,466)	–
Cash flow used in investing activities	(475,283)	(491,879)	(1,516,320)	(1,374,959)

Effect of foreign exchange rate changes on cash and cash equivalents	189,826	48,567	(161,684)	44,061
Net cash inflow (outflow)	(2,545,569)	8,372,588	(2,302,229)	7,368,249
Cash and cash equivalents, beginning of period	13,132,675	1,362,546	12,889,335	2,366,885
Cash and cash equivalents, end of period	$10,587,106	$9,735,134	$10,587,106	$9,735,134

Non-cash financing activity
Equipment acquired under capital lease	$–	$–	$–	$29,188

Components of cash and cash equivalents
Cash	$2,597,505	$2,090,812	$2,597,505	$2,090,812
Cash equivalents	$7,989,601	$7,644,322	$7,989,601	$7,644,322

Supplemental cash flow information
Cash paid for interest	$1,200	$7,771	$5,397	$38,510
Cash paid for taxes	$182,221	$–	$513,030	$–

See accompanying notes to consolidated financial statements

12	THIRD QUARTER REPORT

Notes to the Consolidated Financial Statements For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 12. The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2004 annual consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2004 annual consolidated financial statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at September 30, 2005 and December 31, 2004. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss, shareholders' equity, cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 12 includes explanations of material differences to Canadian GAAP, a reconciliation of net income (loss) under US GAAP to net income (loss) using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these consolidated financial statements.

ZI CORPORATION	13

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

Comprehensive income (loss)

Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive income (loss) was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Other comprehensive income (loss)
Foreign currency gain (loss)	$189,826	$48,567	$(161,684)	$44,061
Other comprehensive income (loss)	189,826	48,567	(161,684)	44,061
Net income (loss) for the period	(1,496,476)	725,498	(3,191,428)	(477,448)
Comprehensive net income (loss) for the period	$(1,306,650)	$774,065	$(3,353,112)	$(433,387)

Stock-based compensation plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 7. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation – Transition and Disclosure, an Amendment of the Financial Accounting Standards Board ("FASB") Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net income (loss) and income (loss) per share would have been as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net income (loss):		Restated (1)		Restated (1)
As reported	$(1,496,476)	$725,498	$(3,191,428)	$(477,448)
Add : stock compensation expense included in net income (loss)	–	–	–	–
Less: total stock compensation expense	(463,102)	(845,522)	(2,450,341)	(2,399,724)
Pro forma	(1,959,578)	(120,024)	(5,641,769)	(2,877,172)
Net income (loss) per common share:
As reported, basic and diluted	$(0.03)	$0.02	$(0.07)	$(0.01)
Stock compensation expense, basic and diluted	(0.01)	(0.02)	(0.05)	(0.06)
Pro forma, basic and diluted	$(0.04)	$–	$(0.12)	$(0.07)
Stock options and RSU's issued during period	311,500	438,000	890,875	1,874,000
Weighted average fair value of stock options granted during the period	$1.70	$0.83	$2.27	$0.92

14	THIRD QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Risk free interest rate	3.31%	3.94%	3.27%	3.55%
Expected life in years	3.99	3.99	3.71	3.69
Expected dividend yield	0%	0%	0%	0%
Expected volatility	86%	48%	105%	46%

(1) At December 31, 2004, the Company's stock based compensation expense has been reallocated to better reflect the variety of vesting periods of its stock option grants. In the first nine months of 2004, the determination of the stock based compensation expense was based on amortization periods that did not best reflect the variety of vesting periods for the associated stock option grants. Accordingly, the Company has restated stock compensation expense and the appropriate related balances for the three and nine month periods ended September 30, 2004 as follows:

	Three Months Ended September 30,	Nine Months Ended September 30,
	2004	2004
Pro forma net income (loss) as previously stated	$73,374	$(2,321,257)
Stock compensation expense as previously stated	652,124	1,843,809
Restatement of stock compensation expense	(845,522)	(2,399,724)
Restated pro forma net loss	$(120,024)	$(2,877,172)
Pro forma net loss per share as previously stated, basic and diluted	$–	$(0.06)
Restatement of stock compensation expense, basic and diluted	(0.02)	(0.06)
Restated pro forma net loss per share, basic and diluted	$–	$(0.07)

Recent pronouncements

In May 2005, the FASB, as part of an effort to conform to international accounting standards, issued SFAS No. 154, "Accounting Changes and Error Corrections," which is effective for the Company beginning on January 1, 2006. SFAS No. 154 requires that all voluntary changes in accounting principles are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. When it is impracticable to calculate the effects on all prior periods, SFAS No. 154 requires that the new principle be applied to the earliest period practicable. The adoption of SFAS No. 154 is not anticipated to have a material effect on the Company's financial position or results of operations.

To assist in the implementation of SFAS No. 123, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment". While SAB No. 107 addresses a wide range of issues, the largest area of focus is valuation methodologies and the selection of assumptions. Notably, SAB No. 107 lays out simplified methods for developing assumptions. In addition to providing the SEC staff's interpretive guidance on SFAS No. 123(R), SAB No. 107 addresses the interaction of SFAS No. 123(R) with existing SEC guidance. In April 2005, the SEC delayed the effective date of SFAS No. 123(R). SFAS No.123(R) will now be effective for Zi as of the interim reporting period beginning January 1, 2006. The Company is reviewing the standard and guidance to determine the potential impact, if any, on the Company's consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 46(R)-5,"Implicit Variable Interests under FASB Interpretation No. 46(R) or Consolidation of Variable Interest Entities" to address whether a company has a implicit variable interest in a variable interest entity ("VIE") or Potential VIE where specific conditions exist. The guidance describes an implicit variable interest as an implied financial interest in an entity that changes with changes in fair value of the entity's net assets exclusive of variable interests. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and or receiving of variability directly from the entity. Restatement to the date of initial adoption of FIN 46(R) is permitted but not required. The Company is reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

ZI CORPORATION	15

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

3. Acquisitions and Disposition

Acquisitions are accounted for using the purchase method with results from operations included in these consolidated financial statements from the date of acquisition.

Acquisition – Decuma

On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. Patents and trademarks are amortized over 11 years. Customer agreements are amortized over the remaining life of the agreement (up to 55 months). The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

Through an assessment process carried out by the Company upon completion of this acquisition, it was decided that a certain senior management position in Decuma was redundant. Included in the purchase price is $200,000 to involuntarily terminate this position.

The purchase price is allocated as follows:

Net assets acquired:
Non-cash working capital deficiency	$(15,334)
Capital assets	49,821
Customer agreements	187,100
Patents and trademarks	1,235,015
$1,456,602

Pro forma information has not been presented showing the effect of a January 1, 2005 acquisition on the current year's results as the effect is not material. The following summarized unaudited pro forma information assumes the acquisition had occurred on January 1, 2004:

	Three Months Ended	Nine Months Ended
	September 30, 2004	September 30, 2004
Pro forma information:
Revenue	$3,842,240	$10,620,382
Net income (loss)	516,010	(1,417,938)
Basic and diluted income (loss) per share	$0.01	$(0.04)

The pro forma results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that would be obtained in the future.

Archer Education Group Inc.

The Company incorporated Archer Education Group Inc. ("Archer") in February 2005 and with initial start-up capital and through subsequent dilution, Zi holds an approximate 21 percent interest in Archer. Transactions conducted by Archer represent a yet to be completed series of transactions, wherein Zi expects to sell its e-Learning business segment to Archer in exchange for a non-controlling equity interest. The Company will equity account for Archer upon completion of the transactions. The Company has recorded costs associated with this proposed transaction in other deferred costs.

16	THIRD QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

4. Capital Assets

		Accumulated	Net book
	Cost	amortization	value
September 30, 2005
Computer and office equipment	$3,345,082	$2,401,774	$943,308
Leasehold improvements	544,425	374,882	169,543
	$3,889,507	$2,776,656	$1,112,851
December 31, 2004
Computer and office equipment	$3,041,544	$2,188,900	$852,644
Leasehold improvements	527,452	292,139	235,313
	$3,568,996	$2,481,039	$1,087,957

5. Intangible Assets

		Accumulated	Net book
	Cost	amortization	value
September 30, 2005
Patents and trademarks	$1,688,529	$421,657	$1,266,872
Customer agreements	170,836	27,955	142,881
Software development costs	9,334,056	7,524,038	1,810,018
	$11,193,421	$7,973,650	$3,219,771
December 31, 2004
Patents	$547,709	$298,155	$249,554
Software development costs	8,281,828	6,839,295	1,442,533
	$8,829,537	$7,137,450	$1,692,087

During the three and nine month periods ended September 30, 2005, $335,787 and $693,353 (September 30, 2004 – $417,521 and $1,287,705, respectively) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three and nine month periods ended September 30, 2005 included $151,451 and $439,412, respectively, of amortization of deferred software development costs and $47,786 and $148,371, respectively, of amortization of patents and trademarks and customer agreements. Amortization for the three and nine month periods ended September 30, 2004 included $111,258 and $360,491, respectively, of amortization of deferred software development costs and $12,032 and $35,124, respectively, of amortization of patents.

The following is the estimated amortization expense of intangible assets for each of the next five years:
2006	$999,283
2007	690,122
2008	412,806
2009	138,654
2010	116,911
Total	$2,357,776

6. Notes Payable

On December 19, 2003, the Company borrowed $1,000,000 through the issuance of a demand loan payable. The note payable terms included interest at the prime rate plus one percent, payable monthly. The facility was secured by a pledge of five million shares of MLG, held by the Company. On July 20, 2004, the Company repaid this demand note. As at September 30, 2005, there is no indebtedness under the note.

ZI CORPORATION	17

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

7. Share Capital

Stock options and restricted stock units

During the three month and nine month periods ended September 30, 2005, 33,400 and 290,967 stock options were exercised for proceeds of $97,202 and $736,867, respectively. During the three and nine month periods ended September 30, 2005, 311,500 and 890,875 stock options were granted by the Company. As at September 30, 2005, the Company has a total of 3,910,291 outstanding options, which expire over a period of one to five years. During the three month and nine month periods ended September 30, 2004, 677,000 and 798,000 stock options were exercised for proceeds of $1,168,887 and $1,370,934, respectively. During the three and nine month periods ended September 30, 2004, 438,000 and 1,624,000 stock options were granted by the Company, respectively. As at September 30, 2004, the Company had a total of 4,728,667 outstanding options, which expire over a period of one to five years.

The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised, five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized for the three and nine month periods ended September 30, 2004, as part of selling, general and administrative expense, $10,626 and $458,498, respectively, calculated by using the Black-Scholes option pricing model. As at September 30, 2005, 400,000 of these stock options are outstanding.

During the three and nine month periods ended September 30, 2005, nil RSU's were granted. RSU's in the amount of 378,571 are outstanding at September 30, 2005. During the three and nine month periods ended September 30, 2004, nil and 250,000 RSU's, respectively, were granted. RSU's in the amount of 378,571 were outstanding at September 30, 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three and nine month periods ended September 30, 2004, as part of selling, general and administration expense, a compensation expense recovery of $32,630 and compensation expense of $984,821 related to these outstanding RSU's calculated by using the intrinsic value model.

Stock purchase warrants

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,926,836. Each unit consisted of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. At September 30, 2005, 290,200 of these stock purchase warrants are outstanding. As part of the consideration for services rendered by an agent related to this private placement, the Company issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. The warrants are exercisable at any time and expire, if unexercised, two years from the date of issue. At September 30, 2005, 68,182 of these stock purchase warrants are outstanding. The Company accounted for the 218,182 stock purchase warrants in accordance with SFAS No. 123 and recognized $141,048 as part of common share issue costs, calculated by using the Black-Scholes option pricing model to determine net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. At September 30, 2005 and 2004, 495,000 and 500,000, respectively, of these share purchase warrants are outstanding.

8. Equity Interest in Significantly Influenced Company

The Company holds a 40.8 percent (as calculated from MLG's Form 10-K dated April 26, 2005) interest in MLG, a related party, received upon the disposition of Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the period ended September 30, 2005 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss.

18	THIRD QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was provided for. Even though the Company believes in MLG's continued viability, MLG is currently under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt, to which the Company is subordinate. Due to these factors and the directive by Zi's Board of Directors to not provide further funding to MLG, it is probable that MLG will not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

9. Income Taxes

Substantially all of the Company's activities are carried out through operating subsidiaries in several countries. The income tax effect of operations depends on the tax legislation in each country and operating results of each subsidiary and the parent company.

According to PRC tax law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following 3 years. The Zi Technology subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd ("Huayu Zi") has been categorized as a productive-type FIE in all its PRC statutory filings, including in its routine filings to tax authorities. As a result, the Company had not accrued income tax related to 2004 and the first quarter of 2005 even though tax losses from previous tax years had expired.

Recently, PRC Tax authorities tightened the scope of FIE tax incentives and narrowed the tax-free/reduction entitlement to only those who are engaged in productive activities or are engaged in "encouraged" industries. Recent changes to the operations of Huayu Zi have resulted in decreases in its current research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) are below the stipulated levels now required to qualify as a FIE eligible for the tax holidays and reductions. As a result Huayu Zi may no longer qualify as a productive type FIE and not be eligible for the tax holidays and tax reductions. In 2005, Huayu Zi made provision for income taxes payable as a result of no longer having prior years' tax losses available and the uncertainty associated with qualifying for statutory tax relief. The Company has included in the current periods income tax expense $131,113 related to the 2004 tax year and $381,917 related to the nine month period ended September 30, 2005.

10. Contingent Liabilities and Guarantees

On December 4, 2003, the Company commenced a legal action against counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavourable to the Company. As part of its defence, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company recorded a gain of $1,415,616 in the three month period ended June 30, 2005.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

11. Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Technology's core technology product, eZiText, is a predictive text input solution that predicts words and/or phrases for use in messaging and other text applications in over 48 languages and dialects. By offering word candidates as text is being entered, eZiText increases the ease, speed and accuracy of text input on any electronic device for applications such as short messaging, email, ecommerce and Web browsing.

Revenues are reported under the contracting Zi subsidiary's country of residence. The operating results of Decuma, which specializes in developing and marketing handwriting recognition software, are included in the Zi Technology business segment and included as part of the other geographic reportable segment. Through its e-Learning business segment, which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 2.

ZI CORPORATION	19

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company's primary operations are located in North America. The Company operates three reportable business segments in three reportable geographic segments:
	Revenue					Operating profit
						(loss), before
	License and	Software			Other operating	interest and
implementation fees		and other	Total	Amortization	expenses	other income
Three Months Ended September 30, 2005
Zi Technology	$2,252,051	$–	$2,252,051	$245,898	$2,358,983	$(352,830)
e-Learning	–	211,694	211,694	2,583	370,836	(161,725)
Other	–	–	–	43,442	842,678	(886,120)
Total	$2,252,051	$211,694	$2,463,745	$291,923	$3,572,497	$(1,400,675)
Interest expense and interest and other income						86,420
Loss before income taxes						$(1,314,255)
Three Months Ended September 30, 2004
Zi Technology	$3,615,625	$–	$3,615,625	$162,919	$1,746,758	$1,705,948
e-Learning	–	102,493	102,493	13,041	330,257	(240,805)
Other	–	–	–	35,215	721,450	(756,665)
Total	$3,615,625	$102,493	$3,718,118	$211,175	$2,798,465	$708,478
Interest expense and interest and other income						17,020
Income before income taxes						$725,498
Nine Months Ended September 30, 2005
Zi Technology	$7,881,779	$–	$7,881,779	$718,707	$8,272,425	$(1,109,353)
e-Learning	–	596,290	596,290	3,642	1,225,143	(632,495)
Other	–	–	–	132,150	1,067,641	(1,199,791)
Total	$7,881,779	$596,290	$8,478,069	$854,499	$10,565,209	$(2,941,639)
Interest expense and interest and other income						263,241
Loss before income taxes						$(2,678,398)
Nine Months Ended September 30, 2004
Zi Technology	$9,897,905	$–	$9,897,905	$521,588	$5,658,774	$3,717,543
e-Learning	–	263,407	263,407	46,324	988,252	(771,169)
Other	–	–	–	104,269	3,322,803	(3,427,072)
Total	$9,897,905	$263,407	$10,161,312	$672,181	$9,969,829	$(480,698)
Interest expense and interest and other income						3,250
Loss before income taxes						$(477,448)

	September 30, 2005			December 31, 2004
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Zi Technology	$3,859,091	$6,047,545	$9,906,636	$2,092,519	$6,375,647	$8,468,166
e-Learning	38,452	482,331	520,783	30,879	1,016,799	1,047,678
Other	435,079	9,165,292	9,600,371	656,646	11,526,381	12,183,027
Total	$4,332,622	$15,695,168	$20,027,790	$2,780,044	$18,918,827	$21,698,871

20	THIRD QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

	Revenue					Operating profit
							(loss), before
	License and	Software			Other operating		interest and
implementation fees		and other	Total	Amortization	expenses		other income
Three Months Ended September 30, 2005
Canada	$805,144	$–	$805,144	$228,455	$2,002,158		$(1,425,469)
China	1,115,912	211,694	1,327,606	15,768	1,077,429		234,409
USA	283,570	–	283,570	3,474	188,936		91,160
Other	47,425	–	47,425	44,226	303,974		(300,775)
Total	$2,252,051	$211,694	$2,463,745	$291,923	$3,572,497	$	(1,400,675)
Interest expense and interest and other income							86,420
Loss before income taxes							$(1,314,255)
Three Months Ended September 30, 2004
Canada	$1,674,400	$1,067	$1,675,467	$173,308	$1,408,241		$93,918
China	1,521,572	101,426	1,622,998	30,640	930,490		661,868
USA	419,653	–	419,653	4,567	445,631		(30,545)
Other	–	–	–	2,660	14,103		(16,763)
Total	$3,615,625	$102,493	$3,718,118	$211,175	$2,798,465		$708,478
Interest expense and interest and other income							17,020
Income before income taxes							$725,498
Nine Months Ended September 30, 2005
Canada	$3,031,248	$1,935	$3,033,183	$663,094	$4,549,809		$(2,179,720)
China	3,792,300	594,355	4,386,655	44,489	3,603,918		738,248
USA	882,181	–	882,181	11,027	1,416,130		(544,976)
Other	176,050	–	176,050	135,889	995,352		(955,191)
Total	$7,881,779	$596,290	$8,478,069	$854,499	$10,565,209		$(2,941,639)
Interest expense and interest and other income							263,241
Loss before income taxes							$(2,678,398)
Nine Months Ended September 30, 2004
Canada	$4,814,961	$6,316	$4,821,277	$531,570	$5,878,516		$(1,588,809)
China	3,748,152	257,091	4,005,243	118,049	2,710,026		1,177,168
USA	1,334,792	–	1,334,792	11,765	1,298,833		24,194
Other	–	–	–	10,797	82,454		(93,251)
Total	$9,897,905	$263,407	$10,161,312	$672,181	$9,969,829		$(480,698)
Interest expense and interest and other income							3,250
Loss before income taxes							$(477,448)

	September 30, 2005			December 31, 2004
	Capital and		Identifiable	Capital and			Identifiable
intangible assets		Other assets	assets	intangible assets	Other assets		assets
Canada	$2,724,952	$9,855,082	$12,580,034	$2,408,257	$15,920,950		$18,329,207
China	204,026	5,003,396	5,207,422	213,375	2,215,414		2,428,789
USA	44,016	590,322	634,338	50,441	750,474		800,915
Other	1,359,628	246,368	1,605,996	107,971	31,989		139,960
Total	$4,332,622	$15,695,168	$20,027,790	$2,780,044	$18,918,827		$21,698,871

ZI CORPORATION	21

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

12. Canadian Generally Accepted Accounting Principles

The consolidated financial statements, prepared in accordance with US GAAP, conform to Canadian GAAP, in all material respects, except:

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to US dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed in note 2 under US GAAP.

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company was required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued an amendment to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation – prospective and retroactive methods. The Canadian amendment only applies to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net income (loss) as reported:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net income (loss) as reported in accordance with US GAAP	$(1,496,476)	$725,498	$(3,191,428)	$(477,448)
Adjustments:
Fair value of stock options issued	(463,037)	(449,370)	(2,310,065)	(1,606,501)
Foreign exchange gain (loss)	189,826	48,567	(161,684)	44,061
Total adjustments	(273,211)	(400,803)	(2,471,749)	(1,562,440)
Net income (loss) under Canadian GAAP	$(1,769,687)	$324,695	$(5,663,177)	$(2,039,888)
Income (loss) per share under Canadian GAAP, basic and diluted	$(0.04)	$0.01	$(0.12)	$(0.05)

Consolidated balance sheets

The application of Canadian GAAP would have the following effects on balance sheet items as reported:

Shareholders' equity	September 30, 2005	December 31, 2004
Shareholders' equity under Canadian GAAP, beginning of year	$12,445,779	$2,601,869
Share capital issued and contributed surplus	3,340,191	13,580,428
Net loss from continuing operations under US GAAP	(3,191,428)	(2,388,199)
Adjustments to net loss for the year under Canadian GAAP	(2,471,749)	(1,348,319)
Shareholders' equity under Canadian GAAP, end of period	$10,122,793	$12,445,779

22	THIRD QUARTER REPORT

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2005 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

Recent accounting pronouncements

In January 2005, the CICA issued Section 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855,"Financial Instruments – Recognition and Measurement" and Section 3865,"Hedges". The new standards increase harmonization with US GAAP and will not impact the Company.

In June 2005, the CICA issued Section 3831, "Non-Monetary Transactions". The new standard increases harmonization with US GAAP and will not impact the Company.

13. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	September 30, 2005	December 31, 2004
Compensation	$1,321,312	$1,011,397
Trade accounts payable	515,734	371,865
Withholding taxes	428,607	372,685
Accounting and other compliance	262,409	173,363
Litigation and legal	216,213	1,120,130
Other accrued liabilities	118,384	31,840
Total	$2,862,659	$3,081,280

Non-cash working capital

The following balances are included as part of non-cash working capital:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Accounts receivable	$(854,263)	$(51,498)	$1,234,552	$332,098
Prepayments and deposits	(19,914)	60,585	(91,142)	(147,801)
Accounts payable and accrued liabilities	(49,357)	(36,906)	(375,499)	(762,147)
Deferred revenue	(228,428)	656,871	(1,388,571)	151,214
Increase (decrease) in non-cash working capital	$(1,151,962)	$629,052	$(620,660)	$(426,636)

Earnings (loss) per share
Numerator:	Three Months Ended September 30, 2004
Net income applicable to common shareholders for basic and diluted earnings per share	$725,498
Denominator:
Weighted average shares outstanding for basic earnings per share	42,584,158
Effect of dilutive securities
Stock options and RSU's	425,682
Share purchase warrants	59,471
Adjusted weighted average shares outstanding and assumed conversions for dilutive earnings per share	43,069,311

For the three and nine month periods ended September 30, 2005, anti-dilutive stock options, RSU's and warrants of 5,142,244, respectively, have been excluded in the calculation of diluted loss per share (three and nine month periods ended September 30, 2004 – 6,043,364 and 7,643,602, respectively).

ZI CORPORATION	23

Corporate Information

Directors	Head Office

Derrick R. Armstrong	2100, 840 – 7 Avenue SW
Director	Calgary, Alberta Canada T2P 3G2
P (403) 233-8875
Howard R. Balloch	F (403) 233-8878
Director	W www.zicorp.com

Donald Hyde
Director	Additional information is available on the Company's website or by contacting:

Michael E. Lobsinger	Investor Relations
Chairman of the Board
T 403.233.8875
Thompson MacDonald	F 403.233.8878
Director	E investor@zicorp.com
W www.zicorp.com
Michael Mackenzie
Director	Banker
HSBC Bank Canada
Donald P. Moore
Director	Legal Counsel
Borden Ladner Gervais LLP
Richard D. Tingle	Barristers and Solicitors
Director
Auditor
Senior Management Team	Deloitte & Touche LLP

Michael E. Lobsinger	Transfer Agent
Interim President and Chief Executive Officer	Olympia Trust Company

MilosDjokovic	Stock Exchange Listing
Chief Technology Officer and Chief Operating Officer	Nasdaq: ZICA
Toronto Stock Exchange: ZIC
Dale Kearns
Chief Financial Officer

© 2005 Zi Corporation. All Rights Reserved. Zi, Decuma, Qix, eZiTap and eZiText
are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

24	THIRD QUARTER REPORT